January 31, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Stephen G. Krikorian

        Re: Computer Programs and Systems, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2005
         Commission File No.: 0-49796

Dear Mr. Krikorian:

Computer Programs and Systems, Inc. is in receipt of your comment letter dated January 25, 2007. We are in the process of reviewing the letter and developing detailed responses to the comments as requested.

While we are attempting to respond to the Commission’s letter within the 10 business days requested, as a result of our initial review of your comments, we do not anticipate being able to respond to the letter within the 10 business day time period. First, the company is in the process of closing its records and producing annual financial statements for the fiscal year ended December 31, 2006, with an anticipated earning press release on February 1, 2007. Secondly, in the process of addressing the Staff’s comments in the January 25 comment letter, we are drafting additional disclosures that we would propose to include in the company’s Form 10-K for the year ended December 31, 2006 to clarify the disclosure of our revenue recognition policies. We anticipate being able to reply to your comment letter on or before Friday, February 23, 2007, 11 business days from today.

Please contact me at (251) 662-4012 should you have any questions or require additional information.

Very truly yours,
/s/ M. Stephen Walker
M. Stephen Walker Vice President-Finance and Chief Financial Officer

cc: Tamara Tangen
     J. Boyd Douglas
     Gregory S. Curran, Esq.
     Timothy W. Gregg, Esq.